Writer’s Direct Number (212) 756-2407	Writer’s E-mail Address Stuart.Freedman@srz.com

August 19, 2019

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Natural Resources
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Joseph Klinko and Mr. Karl Hiller

	Re:	Keane Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 27, 2019 (the “Form 10-K”)
Form 10-Q for the Fiscal Quarter Ended June 30, 2019 Filed July 31, 2019 (the “Form 10-Q”) File No. 001-37988

Dear Messrs. Klinko and Hiller:

We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in its letter dated August 12, 2019, concerning the Form 10-K and Form 10-Q (the “Comment Letter”), and on behalf of Keane Group, Inc. (the “Company”) respond below. We have also filed simultaneously an amendment to the Form 10-K (“10-K Amendment”), an amendment to the Form 10-Q for the Fiscal Quarter Ended March 31, 2019 and an amendment to the Form 10-Q for the Fiscal Quarter Ended June 30, 2019 (“10-Q Amendments”) addressing comments contained in the Comment Letter.

For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our responses to each corresponding comment. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in 10-K Amendment.

The Company’s responses to the Staff’s comments are as follows:

Form 10-K for the Fiscal Year ended December 31, 2018
Selected Financial Data, page 39

1.	Please expand your disclosures to include selected financial data for each of the last five fiscal years to comply with Item 301(a) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment. In that regard, the Company has revised the disclosure on page 5 of the 10-K Amendment to include selected financial data for each of the last five fiscal years.

DOC ID - 32397039.3

2.
We note that you have provided a reconciliation for your non-GAAP measure of adjusted gross profit from your non-GAAP measure of adjusted EBITDA. Please revise your presentation to include a reconciliation to the most comparable measure calculated and presented in accordance with GAAP to comply with Item 10(e)(1)(I)(B) of Regulation SK. For example, once you correct the incomplete gross profit measure on page 51, this would appear to be the measure to utilize in your reconciliation.

The Company respectfully acknowledges the Staff’s comment. In that regard, the Company has revised the disclosure on page 9 of the 10-K Amendment accordingly to reflect reconciliations of our non-GAAP measures of (i) adjusted gross profit from the gross profit, which has been revised also to be net of all cost of services, and (ii) adjusted EBITDA from Net Income on page 8 of the 10-K Amendment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
43

3.
We note that you have disclosed measures of adjusted net income in the second paragraph on page 45, but have not provided the disclosures required by Item 10(e) of Regulation SK. Please expand your disclosures to include all required information, including a reconciliation to the most directly comparable financial measure calculated and presented in accordance with GAAP. Also revise the narratives in the two paragraphs that follow this disclosure to more clearly identify and differentiate between the measures or the performance that you are endeavoring to describe.

For example, you presently list numerous adjustments in the last two paragraphs on page 45 that are either included in net income, excluded from adjusted net income, or added or subtracted to arrive at adjusted gross profit and adjusted EBITDA. It should be clear whether you are intending only to describe the composition of these measures or to contrast performance from one period to another with reference to these measures. The disclosure should also be expanded to include an equally prominent discussion and analysis of the most directly comparable GAAP measures.

The Company respectfully acknowledges the Staff’s comment. In that regard, the Company has revised the tables at “Item 6. Selected Financial Data” to include reconciliations of all non-GAAP measures: (i) adjusted gross profit, (ii) adjusted EBITDA and (iii) adjusted Net Income to the most directly comparable financial measure calculated and presented in accordance with GAAP. In addition, the Company revised the paragraphs describing the non-GAAP measures and their reconciliations to GAAP measures on page 12 of the 10-K Amendment by referring to the tables at “Item 6. Selected Financial Data,” for more details and clarity of such non-GAAP measures, and how they are used by the Company.

4.
We note that you present incomplete measures of gross profit in your tabulation on page 51, by excluding depreciation and amortization that is attributable to cost of services. While SAB Topic 11:B provides an accommodation when disaggregating depreciation and depletion from cost of sales, this does not extend to measures of gross profit. Please revise your measures of gross profit to reflect revenues net of all cost of services.

For example, you may continue to present DD&A separately, but with the amounts that are attributable to cost of services on a line that is positioned above and that is reflected within your measure of gross profit.

The Company respectfully acknowledges the Staff’s comment. In that regard, the Company has revised the disclosure on page 17 of the 10-K Amendment accordingly with respect to the measures of gross profit to reflect revenues net of all cost of services, including applicable depreciation and amortization.

Form 10-Q for the Fiscal Quarter ended June 30, 2019
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
33

5.	Please revise the accounting and disclosures in your two most recent interim reports a necessary to comply with all applicable comments on the corresponding sections of your annual report.

DOC ID - 32397039.3

The Company respectfully acknowledges the Staff’s comment. In that regard, the Company has revised the corresponding sections in the 10-Q Amendments, as applicable, to reflect the above.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to contact the undersigned at (212) 756-2407.

Very truly yours,

/s/ Stuart D. Freedman

Stuart D. Freedman

cc: Irene Barberena-Meissner, Securities and Exchange Commission
Timothy S. Levenberg, Securities and Exchange Commission
Robert W. Drummond, Keane Group, Inc.
Gregory L. Powell, Keane Group, Inc.
Kevin M. McDonald, Keane Group, Inc.
Phung Ngo-Burns, Keane Group, Inc.
Antonio L. Diaz-Albertini, Schulte Roth & Zabel LLP

DOC ID - 32397039.3
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